FIFTH STREET ASSET MANAGEMENT INC.

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

October 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Fifth Street Asset Management Inc.
Registration Statement on Form S-1 (File No. 333-198613)
Registration Statement on Form 8-A (File No. 001-36701)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 17, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, October 21, 2014, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Frank Lopez of Proskauer Rose LLP at (212) 969-3492.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Bernard D. Berman
Name:	Bernard D. Berman
Title:	Co-President and Chief Compliance Officer

[Signature Page - Withdrawal of Acceleration Request]